Filed by Dreyer's Grand Ice Cream, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

                                             Subject Company: New December, Inc.
                                              Commission File Number: 333-101052

On June 16, 2003, Dreyer's Grand Ice Cream, Inc. issued the following press release:

               DREYER'S ANNOUNCES EXTENSION OF TERMINATION DATE

(Oakland, CA, June 16, 2003) - Dreyer's Grand Ice Cream, Inc. (Dreyer's, NNM:
DRYR) announced today that Dreyer's and Nestle S.A. (Nestle) have agreed to extend from June 16, 2003 to June 30, 2003 the date after which, subject to certain conditions, either party could terminate the planned merger between Dreyer's and Nestle's US frozen dessert business. This extension was agreed to in order to provide additional time to obtain clearance from the Federal Trade Commission (FTC) in connection with the transaction.

Dreyer's manufactures and distributes a full spectrum of ice cream and frozen dessert products. The company's products are marketed under the Dreyer's brand name throughout the western states and Texas, and under the Edy's(R) name throughout the remainder of the United States. Dreyer's (together with Edy's) is the best selling brand of packaged ice cream in the country. Internationally, the Dreyer's brand extends to select markets in the Far East and the Edy's brand to the Caribbean and South America. Brands currently manufactured and distributed by Dreyer's include Grand, Grand Light(R), Homemade, Dreamery(R), Whole Fruit(TM) Sorbet, M&M/Mars, Starbucks(R), Godiva(R) and Healthy Choice(R). For more information on the company, please visit WWW.DREYERSINC.COM.
                                                  ------------------

Edy's, the Dreyer's and Edy's logo design, Dreamery, Grand Light, Homemade, Whole Fruit, are all trademarks or tradenames of Dreyer's Grand Ice Cream, Inc. All other trademarks and tradenames are owned by their respective companies.

FORWARD-LOOKING STATEMENTS
--------------------------

Certain statements contained in this press release, conference calls, simultaneous webcasts and audio replays are forward-looking statements made pursuant to the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks and uncertainties at the time such statements are made in any SEC filing, press release, conference call or webcast, or are recorded for later audio replay. Such known and unknown risks and uncertainties may cause the company's actual actions or results to differ materially from those contained in the forward-looking statements. Specific factors that might cause such a difference include, but are not limited to, the following: the company's ability to achieve efficiencies in its manufacturing and distribution operations without negatively affecting sales; the cost of energy used in manufacturing and distribution; the cost of dairy raw materials and other commodities used in the company's products; competitors' marketing and promotion responses; market conditions affecting the prices of the company's products; the company's ability to increase sales of its own branded products; and responsiveness of both the trade and consumers to the company's new products and marketing and promotional programs. No assurances can be made that a strategic alliance transaction with Nestle will occur.

For further information contact:
Media Contact: Dori Sera Bailey at 510/601-4241
Investor Contact: C. Scott Webster at 510/450-4545

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INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS
REGARDING THE BUSINESS COMBINATION TRANSACTION REFERENCED IN THE FOREGOING INFORMATION BECAUSE IT CONTAINS IMPORTANT INFORMATION.

Investors and security holders may obtain a free copy of the proxy statement/prospectus filed by New December, Inc. with the SEC and other documents filed by Dreyer's with the SEC at the SEC's web site at www.sec.gov. The proxy statement/prospectus and these other documents may also be obtained free of charge from Dreyer's by directing a request to 5929 College Avenue, Oakland, California 94618, Attn: Investor Relations.

Dreyer's and its officers and directors may be deemed to be participants in the solicitation of proxies from Dreyer's shareholders with respect to these transactions. Information regarding such officers and directors is included in Dreyer's proxy statement for its 2003 annual meeting of shareholders filed with the SEC on April 24, 2003. This document is available free of charge at the SEC's web site at www.sec.gov or from Dreyer's as described above.